UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 29, 2022 titled “Arcos Dorados Announces the Filing of its Annual Report on Form 20-F for Fiscal Year 2021”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 29, 2022

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS HOLDINGS INC. ANNOUNCES THE FILING OF ITS ANNUAL REPORT

ON FORM 20-F FOR FISCAL YEAR 2021

Montevideo, Uruguay, April 29, 2022 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) hereby announces that on April 29, 2022, Arcos Dorados filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2021 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the SEC Filings section of the Company’s investor relations website at www.arcosdorados.com/ir. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge, by requesting a copy from:

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 03/31/2022). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.